UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Full Early Redemption dated 3 November 2009
Exhibit No. 2	Director/PDMR Shareholding dated 11 November 2009
Exhibit No. 3	FRN Variable Rate Fix dated 11 November 2009
Exhibit No. 4	Publication of Prospectus dated 13 November 2009
Exhibit No. 5	Full Early Redemption dated 13 November 2009
Exhibit No. 6	FRN Variable Rate Fix dated 16 November 2009
Exhibit No. 7	FRN Variable Rate Fix dated 16 November 2009
Exhibit No. 8	FRN Variable Rate Fix dated 16 November 2009
Exhibit No. 9	FRN Variable Rate Fix dated 16 November 2009
Exhibit No. 10	FRN Variable Rate Fix dated 17 November 2009
Exhibit No. 11	FRN Variable Rate Fix dated 18 November 2009
Exhibit No. 12	FRN Variable Rate Fix dated 19 November 2009
Exhibit No. 13	FRN Variable Rate Fix dated 23 November 2009
Exhibit No. 14	Full Early Redemption dated 25 November 2009
Exhibit No. 15	Early Redemption - Amendment dated 25 November 2009
Exhibit No. 16	Full Early Redemption dated 26 November 2009
Exhibit No. 17	FRN Variable Rate Fix dated 26 November 2009
Exhibit No. 18	Total Voting Rights dated 30 November 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date:  December 01, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: December 01, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1

Please be advised the following issue has been repurchased for EUR 2,620,000 in Clearstream on 2/11/09 and then will be redeemed at par due to a EARLY REDEMPTION on 2/11/09

Barclays Bank Plc. Series SN14264 EUR 20,000,000 Due 31 Oct 2011 - XS0385313522

The outstanding balance will therefore be zero.

Please amend your records accordingly.

Exhibit 2

11 November 2009

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), a HM Revenue and Customs approved all-employee share plan, informed Barclays PLC ("the Company") on 10 November 2009 that it had on 9 November 2009 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of the Company for the following Person Discharging Managerial Responsibilities (PDMR) at a price of 331.86p per share:

PDMR	Number of Shares
Ms C L Turner	37

The Plan includes Matching Shares provided by the Company on a 1:1 basis up to the first £600 per annum invested by the participant under the Plan. The number of shares purchased on 9 November 2009 for Ms Turner includes any Matching Shares.

2. Mr S J Fraser, a director of Barclays PLC ("the Company"), notified the Company on 11 November 2009 that on 11 November 2009 he had purchased 20,000 ordinary shares in the Company at a price of 323.65p per share.

Following this transaction, Mr Fraser has a total beneficial interest in 46,247 ordinary shares in Barclays PLC.

Exhibit 3

As Agent Bank, please be advised of the following rate determined on: 11/11/09
Issue	¦ Barclays Bank Plc - Series 185 - USD60,000,000 FRN due February 2012

ISIN Number	¦ XS0413572404
ISIN Reference	¦ 041357240
Issue Nomin USD	¦ 60,000,000
Period	¦ 13/11/09 to 16/02/10		Payment Date 16/02/10
Number of Days	¦ 95
Rate	¦ 1.0525
Denomination USD	¦ 100,000	¦ 60,000,000	¦

Amount Payable per Denomination	¦ 277.74	¦ 166,645.83	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 4

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 12 November 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4969C_1-2009-11-13.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf

London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 5

Please be advised the following issue has been repurchased for USD 1,900,000 on 13 Nov 09 and then will be redeemed at par due to a EARLY REDEMPTION on 13 Nov 09.

  Barclays Series SN14612 USD 6,000,000 Due 10 Nov 2011 - XS0397135608

The outstanding balance will therefore be zero

Please amend your records accordingly.

Exhibit 6

As Agent Bank, please be advised of the following rate determined on: 13/11/09
Issue	¦ Barclays Bank PLC - Series 184 - GBP1,141,500,000 FRN due Feb 2012

ISIN Number	¦ XS0413571851
ISIN Reference	¦ 041357185
Issue Nomin GBP	¦ 1,141,500,000
Period	¦ 13/11/09 to 15/02/10		Payment Date 15/02/10
Number of Days	¦ 94
Rate	¦ 1.01375
Denomination GBP	¦ 50,000	¦	¦

Amount Payable per Denomination	¦ 130.54	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 7

As Agent Bank, please be advised of the following rate determined on: 16-Nov-2009
Issue	¦ Barclays Bank Plc USD 600,000,000 Junior Undated Floating Rate Notes

ISIN Number	¦ GB0000784164
ISIN Reference	¦
Issue Nomin USD	¦ 600,000,000.00
Period	¦ 18-Nov-2009 to 18-May-2010		Payment Date 18-May-2010
Number of Days	¦ 181
Rate	¦ 0.75
Denomination USD	¦ 5,000.00	¦ 50,000.00	¦

Amount Payable per Denomination	¦ 18.85	¦ 188.50	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 8

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Nov-2009 TO 16-Dec-2009 HAS BEEN FIXED AT 1.065630 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Dec-2009 WILL AMOUNT TO:

GBP 43.79 PER GBP 50000 DENOMINATION

Exhibit 9

Re: BARCLAYS BANK PLC.

     GBP 1000000000

     MATURING: 16-May-2019

     ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD

16-Nov-2009 TO 16-Dec-2009 HAS BEEN FIXED AT 1.065630 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Dec-2009 WILL AMOUNT TO:

GBP 43.79 PER GBP 50000 DENOMINATION

Exhibit 10

As Agent Bank, please be advised of the following rate determined on: 17/11/09
Issue	¦ Barclays Bank Plc Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/11/09 to 21/12/09		Payment Date 21/12/09
Number of Days	¦ 32
Rate	¦ 1.18688
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 105.50	¦ 2,110,008.89	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 11

As Agent Bank, please be advised of the following rate determined on: 18/11/09
Issue	¦ Barclays Bank PLC - Series 187 - GBP 250,000,000 FRN due 20 Feb 2012

ISIN Number	¦ XS0414007491
ISIN Reference	¦ 41400749
Issue Nomin GBP	¦ 250,000,000
Period	¦ 18/11/09 to 18/02/10		Payment Date 18/02/10
Number of Days	¦ 92
Rate	¦ 1.0625
Denomination GBP	¦ 50,000	¦ 250,000,000	¦

Amount Payable per Denomination	¦ 133.90	¦ 669,520.55	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 12

As Agent Bank, please be advised of the following rate determined on: 19/11/09
Issue	¦ Barclays Bank PLC - Series 170 - EUR 1,500,000,000 FRN due 22 Nov 2011

ISIN Number	¦ XS0400716444
ISIN Reference	¦ 40071644
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 23/11/09 to 22/02/10		Payment Date 22/02/10
Number of Days	¦ 91
Rate	¦ 0.965
Denomination EUR	¦ 50,000	¦ 1,500,000,000	¦

Amount Payable per Denomination	¦ 121.97	¦ 3,658,958.33	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 13

As Agent Bank, please be advised of the following rate determined on: 23-Nov-2009
Issue	¦ Barclays Bank Plc Series 151 USD 1,500,000,000 Callable Floating Rate Subordinated Notes due 2015

ISIN Number	¦ XS0213053910
ISIN Reference	¦
Issue Nomin USD	¦ 1,500,000,000.00
Period	¦ 25-Nov-2009 to 25-Feb-2010		Payment Date 25-Feb-2010
Number of Days	¦ 92
Rate	¦ 0.46188
Denomination USD	¦ 1,000.00	¦ 100,000.00	¦

Amount Payable per Denomination	¦ 1.18	¦ 118.04	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 14

Please be advised the following issue has been repurchased for EUR 2,200,000 in Clearstream on 25/11/09 and then will be redeemed at par due to a EARLY REDEMPTION on 30/11/09

Barclays Bank Plc. Series SN16089 EUR 2,200,000 Due 30 May 2011 - XS0430123710

The outstanding balance will therefore be zero.

Please amend your records accordingly.

Exhibit 15

Please be advised the following issue has been repurchased for EUR 50,000 in Clearstream on 25/11/09 and then will be redeemed at par due to a EARLY REDEMPTION on 30/11/09

  Barclays Bank Plc. Series SN16089 EUR 2,200,000 Due 30 May 2011 - XS0430123710

The outstanding balance will therefore be zero.

Please amend your records accordingly.

Exhibit 16

Please be advised the following issue has been repurchased for USD 7,600,000 on 26 Nov 09 and then will be redeemed above par at 118% due to a EARLY REDEMPTION on 7 Dec 09

  Barclays Series SN14694 USD 10,000,000 Due 5 Dec 2011 - XS0401534119

The outstanding balance will therefore be zero

Please amend your records accordingly.

Exhibit 17

As Agent Bank, please be advised of the following rate determined on: 26-Nov-2009
Issue	¦ Barclays Bank PLC EUR 1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017 Series 160

ISIN Number	¦ XS0301811070
ISIN Reference	¦
Issue Nomin EUR	¦ 1,500,000,000.00
Period	¦ 30-Nov-2009 to 26-Feb-2010		Payment Date 26-Feb-2010
Number of Days	¦ 88
Rate	¦ 0.91700
Denomination EUR	¦ 1,500,000,000.00	¦	¦

Amount Payable per Denomination	¦ 3,362,333.33	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 18

30 November 2009

Barclays PLC – Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC’s issued share capital consists of 11,410,795,932 ordinary shares with voting rights as at 27 November 2009. There are no ordinary shares held in Treasury.

The above figure (11,410,795,932) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA’s Disclosure and Transparency Rules.